Ecopetrol S.A. obtains authorization from the Financial Superintendency of Colombia to amend its Local Public Bond and Commercial Paper Issuance and Placement Program

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company” or “Ecopetrol”) announces that the Financial Superintendency of Colombia (SFC), through Resolution 1139 dated June 11, 20251, authorized an amendment to the prospectus for the issuance and placement program (the “PEC” or the “Program”) of Ecopetrol’s local public bonds and commercial paper.

This amendment, formalized through Addendum No. 5, will be incorporated into the Program’s prospectus and will include the following key updates:

1.	Issuance, under the PEC, of local public bonds linked to sustainable performance, as well as bonds for specific purposes (green, social, sustainable, and blue bonds);
2.	Issuance of bonds that allow in-kind payments by investors;
3.	Reopening of bond issuances carried out under the PEC;
4.	Issuance of bonds indexed to the UVR (Real Value Unit);
5.	Issuance of bonds indexed to the TRM (Representative Market Exchange Rate); and
6.	Allocation of securities through a book-building process.

This amendment aims to align the Program with Ecopetrol’s corporate strategy for decarbonization and energy transition, while also expanding the range of alternatives available in capital markets.

It is worth nothing that since the first bond issuance under the Program in August 2013, totaling nine hundred billion Colombian pesos (COP 900,000,000,000), no additional issuances have been made. As a result, Ecopetrol may still issue additional bonds and commercial papers for up to two trillion one hundred billion Colombian pesos (COP 2,100,000,000,000).

Ecopetrol will duly inform the market of any future issuances carried out under the Program.

Bogota D.C., July 1, 2025

1 Resolution 1139 was notified to Ecopetrol by the Financial Superintendency of Colombia (SFC) on June 12, 2025. As a result, and in accordance with the ten-day period established in Article 5 of the same resolution, it became final on June 27, 2025.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the Company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Daniel Alexander Hurtado

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co